Exhibit 99.5

ACTIONS SEMICONDUCTOR CO., LTD.

PROXY FOR 2015 ANNUAL GENERAL MEETING
TO BE HELD ON MAY 12, 2015

I/We(Note 1)_______________________________________________________________________________________

of______________________________________________________________________________________________

being the registered holder(s) of ________________________________shares(Note 2) of US$ 0.000001 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3)or ____________________________________________________of_______________________________________________________________as my/our proxy to attend and act for me/us at the 2015 Annual General Meeting (and any adjournment or postponement thereof) of the said Company to be held at Liberty Square Convention Center, 1F, No. 399, Ruiguang Road, Neihu District, Taipei, Taiwan on May 12, 2015 at 2:00 pm (local time) (the “Meeting”) for the purposes of considering and, if thought fit, passing the resolutions set out in the Notice of 2015 Annual General Meeting (the “Notice”) and at such Meeting (and at any adjournment or postponement thereof) to vote for me/us and in my/our name(s) in respect of the resolutions indicated below in the manner indicated therein and such other business as may properly come before the Meeting (or any adjournment or postponement thereof) (Note 4).

ORDINARY RESOLUTION	FOR(Note 4)	AGAINST(Note 4)

Proposal Number One – Re-election of Class III Director

RESOLVED AS AN ORDINARY RESOLUTION THAT Lee, Hsiang-Wei (David) be re-elected as a Class III Director (as defined in the Company’s currently effective Second Amended and Restated Articles of Association (the “Current Articles”)) to serve on the Company’s Board of Directors (the “Board”) for a 3-year term until the Company’s 2018 annual general meeting, effective as of the date of the Meeting.

Proposal Number Two – Re-election of Class III Director

RESOLVED AS AN ORDINARY RESOLUTION THAT Lin, Yu-Hsin (Casper) be re-elected as a Class III Director to serve on the Board for a 3-year term until the Company’s 2018 annual general meeting, effective as of the date of the Meeting.

Proposal Number Three – Adoption of the Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd.

RESOLVED AS AN ORDINARY RESOLUTION THAT the Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd., an indirect wholly owned subsidiary of the Company, as approved by the Board in substantially the form attached as Exhibit A to the Notice, be approved and adopted.

Print Legal Name of Member (Note 5)

Signed (Note 5)

Name and Title of Signatory (Note 5)

Dated this ____________day of __________2015

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS.

2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of 2015 Annual General Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.